Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended					Twelve Months
	December 31,					Ended,
	(Thousands of Dollars)					September 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,570	$133,806	$137,021	$210,701	$189,860	$55,035
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(4,105)
Equity in loss of equity method
investments	-	458	435	186	296	156
Minority interest in losses of majority
owned subsidiaries	-	(125)	(37)	(1,468)	(612)	(348)
Fixed charges, as below	69,634	69,923	72,243	73,261	85,034	66,191
Total earnings, as defined	$199,261	$199,365	$208,825	$279,564	$272,958	$116,929

Fixed charges, as defined:
Interest charges	$60,761	$60,677	$62,975	$63,339	$75,305	$61,488
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	7,891	8,445	8,313	8,886	8,142	3,168
Rental interest factor	982	801	955	1,036	1,587	1,535
Total fixed charges, as defined	$69,634	$69,923	$72,243	$73,261	$85,034	$66,191

Ratio of earnings to fixed charges	2.86x	2.85x	2.89x	3.82x	3.21x	1.77x